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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO.      )
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-l(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
Note: Regulation S-T Rule 101 (b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.
JSC “FGC UES”
(Name of Subject Company)
“Federal Grid Company of Unified Energy System”
(Translation of Subject Company’s Name into English (if applicable))
Russian Federation
(Jurisdiction of Subject Company’s Incorporation or Organization)
JSC “FGC UES”
(Name of Person(s) Furnishing Form)
Ordinary Registered Uncertified Shares
(Title of Class of Subject Securities)
Not applicable
(CUSIP Number of Class of Securities (if applicable))
Duzhinov Alexander Leonidovich, 117630, ul. Akademika Chelomeya, 5A, Moscow, Russia +7 (495) 710 9064
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
September 3, 2010
(Date Tender Offer/Rights Offering Commenced)

*	An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.
SEC 2560(12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
1. English translation of Notice of Possible Exercise of Pre-emptive Right to Acquire Additional Shares of Federal Grid Company of Unified Energy System Joint Stock Company, dated August 25, 2010.
2. English translation of Russian Securities Prospectus, dated August 12, 2010.
3. English translation of Decision on Additional Share Issuance, dated August 12, 2010.
Item 2. Informational Legends
A legend compliant with Rule 801(b) under the Securities Act of 1933, as amended, has been included in the informational documents published in the United States or disseminated to U.S. holders.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
No other materials have been made publicly available or disseminated to shareholders in connection with the preemptive offer pursuant to Russian jurisdictional requirements.
PART III — CONSENT TO SERVICE OF PROCESS
Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the “Commission”), JSC FGC is filing a written irrevocable consent and power of attorney with the Commission on Form F-X. JSC FGC UES will promptly communicate any change in the name or address of its agent for service to the Commission by amendment of the Form F-X.
PART IV — SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Vladimir V. Furgalskiy (Signature)

Vladimir V. Furgalskiy, Corporate Management Director (acting in accordance with power of attorney No. 318-10 dated May 26, 2010)
(Name and Title)

13/08/2010 (Date)

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